SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  July, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Quarterly Results 2008 - January-June" dated on July 24, 2008.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

SAO PAULO, JULY 24, 2008

Quarterly Results 2008
January – June

Results January – June 2008 TELESP 1

HIGHLIGHTS

Broadband is currently offered through ADSL and MMDS technologies under the brands “Speedy” and “Ajato”, respectively. In June 2008 reached 2,295,308 clients, a 6.0% increase over 1Q08. When compared to June 2007, the growth was of 484 thousand accesses or 26.7%, in line with the upward trend of last quarters. Investments in broadband are the Company’s priority and reinforce Telesp’s (*) commitment to its clients in improving the offer and quality of products and services, allowing a service even better and becoming even more competitive. Following this strategy, in February 2008, the company launched, as a pioneer offer, internet access trough Fiber Optic (Fiber to the Home – FTTH) with speed capacity of 8, 16 and 30 Mb.

Alternative Plans for Fixed Telephony – continuing with the transformation of its business, Telesp kept the minute plan sale’s pace of growth, that makes clients loyal and serves each time better the different market segments with more adequate choices for access to fixed telephony. On June 30, 2008, the penetration of local plans, “controle”, duos and trios was over 50% of lines in service.

Trio Telefônica - launched by the company on August, 2007 is a bundled offer of PayTV, Broadband and Local calls services. Offered in all company’s concession area, this product is a differentiated option in the market due to its flexibility in composing bundles of TV and speeds in broadband services. The customer can also choose mini-bundles, divided by channels genre, such as documentary, kids, variety, action, world and movies. In October 2007, the company launched bundles with GloboSat content and celebrated a commercial and operational agreement with TVA, strengthening and extending even more the integrated offer of PayTV.

Pay TV – offered in bundles or stand-alone, it is available through Satellite (DTH) and MMDS (Multichannel Multipoint Distribution Service). Since its launch, the company has shown a fast pace of growth, reaching 346,894 clients in the 2Q08, an increase of 65,210 clients or 23.2% when compared to the 1Q08.

“Posto de Trabalho Informático” – launched in 2007, is offered to the corporate segment as a solution for infra-structure of Information Technology customized for the clients. Through a monthly fee payment, Telesp offers a bundle composed by voice, data, broadband, network management and equipments for small, medium and big clients. The bundled offer of Information Technology and communication services is one of the company’s strategic pillars in the corporate segment.

(*) Refers to Telesp and its subsidiaries

Results January – March 2008 TELESP 2

The net operating revenues in the 1H08 totaled R$7,727.2 million and when compared to the R$7,374.0 million reached in the same period of the previous year, presented an increase of R$353.3 million or 4.8% . This figure is mainly due to the growth of the Speedy and PayTV services, the behavior of interconnection revenues, due the increase of traffic between incumbents, and also the performance of others revenues, among these the “posto de trabalho informático” and network digital services. These effects were partially offset by a reduction in local service revenues, public telephony and monthly subscription fee, this last one mainly due to the decrease of the average lines in service and an increase of the alternative plans for fixed telephony which have a lower monthly subscription fee.

When comparing the 2Q08 with the 2Q07, is shown an increase of R$216.1 million or 5.9%, mainly explained by a increase in Speedy and PayTV services and the growth in interconnection and infrastructure rental revenues, as a consequence of the telecommunications market growth. These effects were partially offset by a decrease of public telephony and monthly subscription fee revenues.

Besides, the net operating revenues presented an increase of R$39.9 million or 1.0% when comparing 2Q08 x 1Q08.

The EBITDA margin for 2Q08 was 42.3%, an increase of 2.8 p.p. when compared to the 1Q08, mainly explained by a better operating expenses management. When comparing 2Q08 x 2Q07, a decrease of 0.8 p.p. is presented, mainly explained by a decrease in public telephony revenues and monthly subscription fee and an increase of FUST and FUNTTEL’s contribution. When comparing the 1H08 x 1H07 a decrease of 1.9 p.p. is shown mainly explained by a decrease in local service revenues and an increase FUST and FUNTTEL’s contribution. It is important to note that currently some new products still present pressure under their margins because they haven’t achieved appropriate scale level yet.

The consolidated Capex for 1H08 was R$945.9 million, presenting an increase of 16.3% when compared to the same period of the previous year. This figure is in line with Telefónica strategy of investing in the network modernization and expansion to offer communication services of voice, data and video. It is important to note the significant changes on Capex’s mix, currently focused on broadband and new services.

Results January – June 2008 TELESP 3

The total net indebtedness of the Company on June 30, 2008 was R$2.4 billion, 11.6% higher than on June 30, 2007. On March 31, 2008 the company’s net indebtedness was R$2.0 billion. Telesp’s indebtedness profile is optimized taking into account the financing conditions and alternatives available in the financial market and the economic-financial situation of the Company at each moment.

The alteration of the debt profile in the 3Q07 is due to the debentures renegotiation on September 01, 2007, maturing on September 01, 2010.

Results January – June 2008 TELESP 4

REVENUES HIGHLIGHTS

The Gross Operating Revenue reached R$5,617.0 million in the 2Q08, showing an increase of R$60.3 million or 1.1% when compared to the 1Q08. In the 1H08 the net operating revenues reached R$11,173.8 million, representing an increase of R$511.7 million or 4.8% when compared to the same period of the previous year. When comparing the 2Q08 with the 2Q07, an increase of R$295.7 million, or 5.6% is shown.

The changes are explained as follows:

Monthly Subscription Fee: reached R$2,742.9 million in the 1H08, representing a decrease of R$131.1 million or 4.6% when compared to the same period of the previous year. This effect is mainly explained by the decrease in average lines in service and by the increase in the alternative plans for fixed telephony which are offered with lower monthly fees. When comparing the 2Q08 x 2Q07 a decrease of R$65.6 million or 4.6% is shown, mainly explained by the same aforesaid reasons.

Installation Fee: reached R$66.4 million in the 1H08, representing an increase of R$10.7 million or 19.1% when compared with the same period of the previous year. This effect is explained by the successful commercial effort during the half, focused on alternative plans, and the tariff adjustment of 2.2% as of July, 2007. When comparing the 2Q08 x 2Q07, an increase of R$4.9 million or 15.9% is shown due the same aforesaid reasons.

Results January – June 2008 TELESP 5

Local Service: totaled R$1,258.6 million in the 1H08, presenting a decrease of R$218.5 million or 14.8% when compared to the same period of the previous year. This effect is mainly explained by duos and trios bundles sales which offer flat tariffs with local unlimited calls, decreasing the exceeding traffic. This effect is partially offset by the traffic bundles sales. When comparing the 2Q08 x 2Q07 an R$22.5 million or 3.4% decrease is noted, justified by the same aforesaid reasons.

DLD: totaled R$1,832.5 million in the 1H08, presenting an increase of R$158.0 million or 9.4% when compared to the same period of the previous year. When comparing 2Q08 x 2Q07, an increase of R$35.2 million or 4.1% is shown. These variations are explained by the rise of the company’s market share, a higher SMP traffic through the increase of the “15” use and also a positive impact of the tariff adjustment as of July, 2007. These effects were partially offset by a reduction of outgoing fixed traffic.

Fixed-to-mobile revenues: reached R$2,136.7 million in the 1H08, an increase of R$79.4 million or 3.9% when compared to the same period of the previous year. This effect is mainly explained by the growth of mobile operator base that presented a positive impact on VC1, VC2 and VC3 traffic. When comparing 2Q08 x 2Q07, an increase of R$14.6 million or 1.4% is shown, justified by the same aforesaid reasons.

ILD: reached R$72.9 million in the 1H08, the value remains practically stable when compared to the same period of the previous year. When comparing 2Q08 x 2Q07, an increase of R$2.0 million or 5.7% is shown. This effect is explained by an increase of the company’s market share in the period.

Interconnection Revenues: totaled R$228.6 million in the 1H08 and, when compared to the same period of the previous year, an increase of R$23.8 million or 11.6% is shown. When comparing the 2Q08 x 2Q07, an increase of R$17.5 million or 17.2% is presented. These effects were chiefly caused by traffic increase between the incumbents as a consequence of the telecommunications market growth.

Public Telephony: reached R$233.5 million in the 1H08, presenting a decrease of R$15.3 million or 6.1% when compared to the same period of the previous year. When comparing the 2Q08 x 2Q07 a decrease of R$16.7 million or 12.2% is observed. These effects were mainly motivated by lower card phone sales, partially offset by the tariff adjustment as of July, 2007.

Data Transmission: reached R$1,790.7 million in the 1H08, an increase of R$376.1 million or 26.6% when compared to the same period of the previous year. When comparing the 2Q08 x 2Q07, an increase of R$196.1 million or 27.1% is shown. These effects are explained by the growth of the Speedy service, in line with the upward trend of last quarters.

Infrastructure rental: totaled R$172.9 million in the 1H08, a rise of R$14.9 million or 9.4% when compared with the same period of the previous year. When comparing the 2Q08 x 2Q07, an increase of R$9.3 million or 11.3% is shown. This effect was mainly explained by the increase of retiled circuits’ volume, due the telecommunications market growth.

PayTV: launched on August 12, 2007, this service reached R$169.9 million in the 1H08. The company reached 346,894 clients on June 30, 2008, an increase of 23.2% when comparing with the 1Q08. It includes TV services through Satellite (DTH) and MMDS (Multichannel Multipoint Distribution Service), this last one as a result of Telefônica Televisão acquisition in the 4Q07.

Others: reached R$468.1 million in the 1H08, presenting an increase of R$43.7 million or 10.3% when compared to the same period of the previous year. When comparing 2Q08 x 2Q07, an increase of R$18.4 million or 8.6% is registered. These effects are chiefly explained by an increase of network and equipments managing (“Posto de Trabalho Informático”).

Results January – June 2008 TELESP 6

OPERATING EXPENSES HIGHLIGHTS

Operating Expenses in the 1H08 reached R$4,563.4 million and when compared to the same period of the previous year, increased of R$349.7 million or 8.3% . When comparing the 2Q08 x 2Q07, it was recorded an increase of R$155.4 million or 7.5% . These variations are explained as follows:

Personnel expenses reached R$397.8 million in the 1H08, a decrease of R$38.2 million or 8.8% when compared with the same period of the previous year. When comparing the 2Q08 x 2Q07, it was recorded a decrease of R$25.3 million or 12.3% . These effects reflect part of the plan of expenses reduction related to the Program of Organizational Restructuring that happened in 2007 and 2008.

Administrative expenses totaled R$3,709.5 million in the 1H08, showing a raise of R$284.2 million or 8.3% when compared to the same period of the previous year. When comparing 2Q08 x 2Q07, an increase of R$152.9 million or 9.0% is shown.

The changes are mainly explained as follows:

Supplies totaled R$71.1 million in the 1H08, presenting a decrease of R$4.3 million or 5.7% when compared to the same period of the previous year. When comparing the 2Q08 x 2Q07, a decrease of R$11.5 million or 29.0% is shown. These effects are mainly explained by a decrease of card phone expenses and outsource of bills’ printing service.

Outsourcing expenses totaled R$1,531.4 million in the 1H08, presenting a raise of R$137.9 million or 9.9% when compared to the same period of the previous year. This effect is mainly due to an increase of customer service and expenses with TV contents. When comparing the 2Q08 x 2Q07, an increase of R$101.6 million or 14.6% is shown, due the same aforesaid reasons.

Interconnection expenses reached R$1,873.7 million in the 1H08 and when compared to same period of 2007, present an increase of R$96.3 million or 5.4% . When comparing the 2Q08 x 2Q07, an increase of R$37.6 million or 4.3% is shown. These effects are mainly explained by an increase in the SMP traffic with the “15” (selection code of the operator) and the readjustment of 2.25% in VUM on July, 2007.

Other Expenses reached R$233.4 million in the 1H08, presenting an increase of R$54.2 million or 30.3% when compared to the same period of the previous year, due an increase of network rental expenses of infrastructure for last-mile call termination and post and ducts rental. When comparing the 2Q08 x 2Q07, an increase of R$25.2 million or 27.6% is presented, due the same aforesaid reasons.

Taxes totaled R$226.9 million in the 1H08, recording an increase of R$24.5 million or 12.1% in comparison to the same period of the previous year. When comparing 2Q08 x 2Q07, an increase of R$25.5 million or 27.8% is shown. These effects are mainly explained by an increase of FUST and FUNTTEL’s contribution.

Provisions reached R$265.9 million in the 1H08, a decrease of R$69.5 million or 20.7% when compared to same period of the previous year. When comparing 2Q08 x 2Q07, a decrease of R$61.7 million or 31.7% is registered. These effects reflect the success of the commercial policy’s review during 2007 issuing the improvement the customer base profile. It is important to note the significant improve of the relation of provisions over net operating revenues, from 5.3% in the 2Q07 to 3.4% in the 2Q08.

Investment gains (losses) in the 1H08 recorded a positive result of R$5.7 million, and in the same period of 2007 registered a negative result of R$4.4 million. When comparing 2Q08 with the 2Q07 a positive

Results January – June 2008 TELESP 7

variation of R$3.0 million was registered. These variations are justified by the foreign exchange rate effect in 2007 of the equity accounting of the subsidiary Aliança Atlântica, besides the effect of equity accounting of minority interest on Cable TV operators.

Other operating revenues (expenses) in the 1H08 recorded a negative net variation of R$158.8 million when compared with the same period of 2007. When comparing 2Q08 x 2Q07 a negative variation of R$67.0 million is shown. Such behavior is mainly justified by taxes recovery in the 2Q07, due a decrease of the rate applied on the fines payment of bad debt clients that increased the comparison base.

Results January – June 2008 TELESP 8

OTHER HIGHLIGHTS

Depreciation in the 1H08 reached R$1,380.3 million, an increase of R$44.5 million or 3.3% when compared to the same period of the previous year. This effect is mainly explained by the goodwill amortization of Telefônica Televisão acquisition and by an increase of modem obsolescence provision. When comparing 2Q08 x 2Q07, an increase of R$22.6 million or 3.4% is show, due the same aforesaid reasons.

Operating Financial Revenues / (Expenses) (excluding IONW): the financial result improved R$46.6 million or 28.6% when comparing the 1H08 x 1H07. When comparing 2Q08 x 2Q07 the financial result improved R$21.5 million or 28.4% . These effects are partly explained by the extinction of CPMF and higher cash generation.

Non-Operating Revenues (Expenses) in the 1H08 recorded a negative result of R$2.5 million, resulting in a decrease of R$116.6 million when compared to same period of the previous year. When comparing 2Q08 x 2Q07 a decrease of R$28.2 million is observed. These effects are mainly justified by sale of fixed assets in 2007.

Loans and Financing: on June 30, 2008, the Company had R$440.4 million in loans and financing denominated in foreign currency (R$507 million on March 31, 2008), from which R$327.8 million were raised at fixed interest rates (R$375.9 million on March 31, 2008), and R$112.6 million were raised at variable interest rates (Libor) (R$131.1 million on March 31, 2008). In order to be protected against exchange risk and variable interest rates of these loans denominated in foreign currency, the Company contracted hedge transactions to peg these debts to the local currency, with floating interest rates indexed to the CDI, thus the indebtedness of the Company is only affected by fluctuations on this rate. On June 30, 2008, 99.33% of financial debt denominated in foreign currency (99.3% on March 31, 2008) was covered by active positions in hedge transactions (Swap to “CDI”) which reported a consolidated net negative result of R$41.2 million, while a liability of R$142.7 million was recorded on June 30, 2008 to acknowledge the net position of derivatives in such date. Since they are protective trades, part of the consolidated net negative result of R$41.2 million with derivatives is offset by revenues from foreign exchange rate variation of the debts, in the amount of R$21.2 million. The position in loans and financing also includes the value of the debentures issued in 2004, renegotiated on September 01, 2007, paying interests based on the variation of the CDI rate + fixed spread, in the amount of R$1,514.0 million (R$1,512.3 million on March 31, 2008) and the value of R$810.8 million in financing with BNDES – Banco Nacional de Desenvolvimento Econômico e Social (R$810.1 million on March 31, 2008).

To reduce the exposure of the local interest rate (CDI), the Company invests the balance of cash and cash equivalents (financial instruments) of R$451.6 million (R$897.1 million on March 31, 2008), mainly in short-term instruments, based on the variation of the CDI.

The Company also has swap trades "CDI x pré" to partially cover fluctuations from domestic interest rates. On June 30, 2008, such trades, which had a contracted volume of R$50.0 million (R$50.0 million on March 31, 2008) reached a net positive consolidated result of R$102.8 thousand, being this temporary gain recorded in the income statement. In addition, the company has “swap” operations –CDI + spread x %CDI, in the amount of R$1.5 billion, to cover the fixed debentures spread, which generate a negative result of R$16.2 thousand.

Results January – June 2008 TELESP 9

RELEVANT EVENTS

Debentures – On September 03, 2004, the Company announced a Public Offering of Securities and the activation, within the Program’s parameters, of the First Issuance of Telesp’s debentures. The Offer consisted of the issuance of 150 thousand not convertible debentures, of unsecured type, with face value of R$10 thousand per unit, totaling the amount of R$1.5 billion, in single tranche, maturing on September 01, 2010. The debentures conditions were renegotiated on September 01, 2007, end date of the first validity Remuneration period, and the second period also began in that date with closing foreseen to September 01, 2010, the debentures’ maturity date. The debenture bears interest on a quarterly basis payment, of the accumulated average rates of the interbank interest rate of one day (DI rate), capitalized by a spread of 0.35% per year, calculated and disclosed by the Custody and Settlement – CETIP since the renegotiation date.

BNDES Loan – On October 10, 2007, the National Bank of Economic and Social Development (BNDES) approved a loan of R$2.0 billions for Telesp. Part of the resources that has already been released is being applied in the network modernization and expansion of services of voice, data and video.

Corporate Events in 2007 and 2008

a) Acquisition of Telefônica Televisão Participações S.A. (previously named Navytree Participações S.A.) – In accordance with the relevant fact published on October, 31, 2006, the Society celebrated with Grupo Abril several contractual relations of commercial and operational disposition. It was foreseen the acquisition: (i) 100% of the MMDS (Multichannel Multipoint Distribution Service) and broadband operations, and (ii) participation in the company’s capital stock, at the limit of the effective law and regulation, of TV and cable operators controlled by Grupo Abril inside and outside São Paulo’s State.

On October 31, 2007, ANATEL concluded the process of regulatory analysis between Grupo Abril and Telesp and approved the transaction. The process will be analyzed by CADE (Administrative Council of Economic Defense) under the competitive point of view. The final amount of acquisition of 100% of the Telefônica Televisão capital stock was R$909.1 million.

b) Increase on Telefônica Televisão Participações S.A.’s Equity (previously named Navytree Participações S.A.) – On February 29, 2008, the company increased the Telefônica Televisão’s capital with stocks of A.Telecom equity. With this operation, A.Telecom became an integral subsidiary of Telefônica Televisão.

Results January – June 2008 TELESP 10

c) Change on Navytree Participações company’s name – On June 10, 2008, Navytree approved on its Extraordinary Shareholders’ Meeting the change of the company’s name to Telefônica Televisão Participações S.A..

Results January – June 2008 TELESP 11

SUBSEQUENT EVENT

On July 2 and 3, 2008 technical problems that affected the Company’s data transmission network generated instability and partial or intermittent breakdowns of services provided to some Public Agencies, besides Private Companies. The services were fully reestablished in the whole São Paulo State at the end of July 3.

The Company will refund all Speedy’s subscribers with a discount related to the 36 hours in which the service had shown problems, as set in the regulation. In addition, a credit equivalent to 84 hours will be provided as compensation. Following this, the Speedy bill will include a decrease equivalent to 5 days or 120 hours, with an estimated impact over the operating revenue of July, 2008 of R$24 million. The meetings with clients and Public Agencies have already started aiming an agreement about the applicable compensation, in accordance to the set contracts and commercial arrangements.

The Company has reported it properly to insurers, which contracts are set in accordance to the Concession Contract and in accordance to the market good practices.

The aforesaid event didn’t impact the quarterly information of June 30, 2008.

Results January – June 2008 TELESP 12

DIVIDENDS AND INTEREST ON OWN CAPITAL

IONW - On December 10, 2007, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of interests on own capital, to the shareholders who held common and preferred shares on the market close of December 28, 2007 in the amount of R$211 million withholding income of 15%, resulting in a net interest of R$179.4 million. After this day, Telesp’s shares were considered as ex-interest on own capital. The payment started on June 23, 2008 in accordance to the statement bellow:

Dividends - On March 26, 2008, the Telesp’s General Shareholders’ Meeting approved the distribution of dividends based on the balance of accumulated earnings, dividends and interests on own capital prescribed in the Fiscal year of 2007, reported in the annual balance sheet of the Company, dated as of December 31, 2007 in the amount of R$350.9 million to the shareholders who held shares in the Company’s registry book on the market close of March 26, 2008. As of March 27, 2008, inclusive, the shares were considered as ex-dividends. The payment started on June 23, 2008, in accordance to the statement below:

IONW - On May 20, 2008, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of interests on own capital, to the shareholders who held common and preferred shares on the market close of May 20, 2008 in the amount of R$200.0 million withholding income of 15%, resulting in a net interest of R$170.0 million. After this day, Telesp’s shares were considered as ex-interest on own capital. The payment started on June 23, 2008 in accordance to the statement bellow:

Results January – June 2008 TELESP 13

Dividends - On May 20, 2008, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of interim dividends to the shareholders who held shares in the Company’s registry book on the market close of May 20, 2008 in the amount of R$485.0 million. After this date the shares were considered as ex-dividends. The payment started on June 23, 2008, in accordance to the statement below:

Results January – June 2008 TELESP 14

ADDITIONAL NOTES

Migration Pulse/Minute - On March, 31, 2007, Telesp started the collection migration process from pulse to minute, according to the Concession Agreement’s renewal which was completed on July, 31, 2007. Besides the basic plan, there is the PASOO (Alternative Plan of Compulsory Offer). Follows the main differences between these plans:

Tariffs readjustment occurred in 2007 and 2008

Fixed-to-Fixed Tariff Increase – On July 17, 2007, through Edicts #66028 and #66031, Agência Nacional de Telecomunicações - Anatel approved the tariff adjustment of the Switched Fixed Telephony Service -STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 20, 2007. The following readjustments were applied equally to the Local and DLD, in other words, 2.21% . However, worried about the total transparency over the process of local calls conversion from pulses to minutes, the Company postponed, in a promotional disposition, the implementation of the tariff adjustment over local pulses and minutes to October 01, 2007.

Fixed-to-Mobile Tariff Increase – On July 17, 2007, through Edict #66029, Agência Nacional de Telecomunicações - Anatel approved the 3.29% tariff adjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 2.25% . The readjustments were effective as of July 20, 2007.

Fixed-to-Fixed Tariff Increase – On July 21, 2008, through Edicts #4,288 and #4,289, Agência Nacional de Telecomunicações - Anatel approved the tariff adjustment of the Switched Fixed Telephony Service -STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 24, 2008. The tariff readjustments were 3.01% ..

Fixed-to-Mobile Tariff Increase – On July 21, 2008, through Edict #4,290, Agência Nacional de Telecomunicações - Anatel approved the 3.01% tariff adjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 2.06% . The readjustments were effective as of July 24, 2008.

Results January – June 2008 TELESP 15

HISTORICAL SUMMARY

Since November 30, 1999 and due to a corporate restructuring, Telecomunicações de São Paulo S.A. -TELESP is the new name of Telesp Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the spin off of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main provider of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES, thus privatizing the Company, on July 29, 1998.

In December 1999, Telecomunicações de São Paulo S.A. - TELESP acquired voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP. The CETERP cellular operating division was sold afterwards. The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representative of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP's business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of ANATEL's targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country. The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephony operators started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service - STFC. As a consequence,

Results January – June 2008 TELESP 16

all calls, previously billed as domestic long distance DC level (Áreas Conurbadas), are now billed as local calls.

On December 04, 2004, the phase II of the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, was implemented. This modification involved 25 municipalities, distributed into 9 different groups. The calls among the municipalities within each group will be billed as local calls. Previously, such calls were billed as domestic long distance, levels 1 and 2.

On December 24, 2004, the Company acquired the control of Santo Genovese Participações Ltda., controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. The operation allowed the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

On December 31, 2005, the concession contract for the STFC expired. On December 22, 2005, this concession contract was extended for a period of 20 years, while it can be modified on December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows Anatel to establish new conditions and new targets for universalization and quality, taking into consideration the conditions in place by that time.

Every two years for the 20-years period of the new contracts, the public regime companies will have to pay a renewal tax equivalent to 2% of the revenues of the STFC of the previous year of the payment, net of applicable taxes and social contributions. Since 2006, the Company has been provisioning the concession renewal rate by competence regime. Considering that this rate is connected to two periods, the Company will register as costs of the rendered services 1% of the annual net revenues of each period. The first payment of the bi-annual tax took place on April 30, 2007, based on the net incomes of STFC 2006. The next payment is foreseen for April 30, 2009 based on the net incomes of STFC 2008.

On July 28, 2006, the corporate restructuring involving the activities of the Multimedia Communication Services (SCM), through the merger of TDBH into Telesp and partial spin-off of Telefônica Empresas, was finalized. The process also includes the transfer to Telesp of the assets and activities of the SCM in the regions in which such service is already rendered by Telesp.

On March 14, 2007 ANATEL conceded to A.Telecom S.A. one license to offer Pay TV through satellite (Direct to Home – DTH). DTH is a special type of service of Pay TV that uses satellites for the direct distribution of television and audio signs for the subscribers. The launch of the commercial operation occurred on August 12, 2007.

On October 31, 2007, ANATEL concluded the process of regulatory analysis between Grupo Abril and Telesp involving the acquisition of 100% of the MMDS (Multichannel Multipoint Distribution Service) and broadband operations, and participation in the company’s capital stock, at the limit of the effective law and regulation, of TV and cable operators controlled by the Grupo Abril inside and outside São Paulo’s State.

On February, 2008, the company launched a pioneer offer of internet access through Fiber Optic (Fiber to the Home – FTTH) for residential segment on Sao Paulo neighborhood Jardins. Besides the internet connection with speed capacity of 8, 16, 30 Mb, bundles including Wi-Fi, Digital TV and 2,000 minutes of local and intra-state calls, safety bundle, call identifier, technical assistance and specific call center started to be offered.

Results January – June 2008 TELESP 17

CONSOLIDATED INCOME STATEMENTS

For the periods ended on June 30, 2008 and June 30, 2007

Unaudited (Million reais)

	January - June			April - June		
	2008	2007	%Var.	2008	2007	%Var.
Gross operating revenue	11,173.8	10,662.2	4.8	5,617.0	5,321.4	5.6
Monthly subscription fee	2,742.9	2,874.1	(4.6)	1,360.2	1,425.8	(4.6)
Installation charge	66.4	55.8	19.1	35.8	30.8	15.9
Local Service	1,258.6	1,477.2	(14.8)	640.7	663.2	(3.4)
DLD	1,832.5	1,674.5	9.4	885.0	849.8	4.1
Fixed-to-mobile revenues	2,136.7	2,057.3	3.9	1,070.3	1,055.6	1.4
ILD	72.9	72.7	0.2	37.0	35.0	5.7
Interconnection	228.6	204.8	11.6	119.3	101.7	17.2
Public telephony	233.5	248.7	(6.1)	120.7	137.5	(12.2)
Data transmission	1,790.7	1,414.6	26.6	920.2	724.1	27.1
Infrastructure rental	172.9	158.0	9.4	91.6	82.3	11.3
Pay TV	169.9	0.0	n.a.	102.4	0.0	n.a.
Others	468.1	424.4	10.3	233.9	215.4	8.6
Deductions	(3,446.6)	(3,288.2)	4.8	(1,733.5)	(1,653.9)	4.8
Net operating revenues	7,727.2	7,374.0	4.8	3,883.6	3,667.4	5.9
Operating expenses	(4,563.4)	(4,213.7)	8.3	(2,239.2)	(2,083.8)	7.5
Personnel expenses	(397.8)	(436.1)	(8.8)	(181.0)	(206.3)	(12.3)
General and administrative expenses	(3,709.5)	(3,425.3)	8.3	(1,854.8)	(1,701.9)	9.0
Supplies	(71.1)	(75.4)	(5.7)	(28.2)	(39.7)	(29.0)
Outsourcing expenses	(1,531.4)	(1,393.4)	9.9	(797.5)	(696.0)	14.6
Interconnection expenses	(1,873.7)	(1,777.3)	5.4	(912.4)	(874.8)	4.3
Other expenses	(233.4)	(179.2)	30.3	(116.7)	(91.5)	27.6
Taxes	(226.9)	(202.4)	12.1	(117.4)	(91.8)	27.8
Provisions	(265.9)	(335.4)	(20.7)	(133.2)	(194.9)	(31.7)
Investment gains (losses)	5.7	(4.4)	n.a.	0.2	(2.8)	n.a.
Other operating revenues / (expenses)	31.1	189.9	(83.6)	47.0	113.9	(58.8)
Earnings before interest taxes, depreciation and amortization - EBITDA	3,163.8	3,160.3	0.1	1,644.4	1,583.6	3.8
Depreciation and amortization	(1,380.3)	(1,335.8)	3.3	(687.4)	(664.8)	3.4
Financial result	(116.4)	(163.0)	(28.6)	(54.1)	(75.7)	(28.5)
Interest on the company's net worth	(200.0)	(221.0)	(9.5)	(200.0)	(221.0)	(9.5)
Operating income	1,467.1	1,440.5	1.9	702.8	622.2	13.0
Non-operating revenues (expenses)	(2.5)	114.1	n.a.	(15.4)	12.8	n.a.
Income before income tax and social contribution	1,464.6	1,554.5	(5.8)	687.4	635.0	8.3
Income tax	(397.8)	(425.0)	(6.4)	(181.8)	(184.8)	(1.7)
Social contribution	(142.1)	(155.1)	(8.4)	(67.4)	(67.5)	(0.1)
Income before company's net worth reversion	924.7	974.4	(5.1)	438.2	382.6	14.5
Interest on company's net worth reversion	200.0	221.0	(9.5)	200.0	221.0	(9.5)
Net income	1,124.7	1,195.4	(5.9)	638.2	603.6	5.7

Note: 1) For a better presentation of the Operating Revenues to the market and the regulator (ANATEL), there were reclassifications in the values presented in the 1H07. The main reclassifications happened in Long Distance, Public Telephony and Fixed-to-Mobile Revenues.
2) According to the CVM Instruction# 469, that establishes some definitions related to the application of the new accounting practices introduced by Law# 11,638, the present value concept has been applied in 2007 and 2008 for certain long term assets and liabilities.
3) According to the CVM Deliberation# 534, as of 2008, the effects related to foreign exchange rate over the equity of subsidiary company abroad were recognized directly to the Company's equity.

Results January – June 2008 TELESP 18

Results January – June 2008 TELESP 19

Results January – June 2008 TELESP 20

Results January – June 2008 TELESP 21

Results January – June 2008 TELESP 22

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	July 24, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director